PRESS RELEASE


FOR IMMEDIATE RELEASE

BOND PURCHASE, L.L.C. WITHDRAWS TENDER OFFER FOR LIMITED PARTNER UNITS OF MCNEIL REAL ESTATE FUND XX, L.P.

   Kansas City, MO (February 3, 2000). Bond Purchase, L.L.C. today announced that it has terminated and withdrawn its $110 per Unit cash tender offer price for any and all outstanding limited partner units of McNeil Real Estate Fund XX, L.P. (the "Partnership"). Bond Purchase terminated and withdrew its tender offer as a result of the limited partners' approval of the merger proposed by the general partner of the Partnership, McNeil Partners, L.P. pursuant to an acquisition agreement entered into by McNeil Partners and WXI/McNeil Realty, L.L.C. (the "Whitehall Transaction"). Bond Purchase's offer was conditioned upon the Whitehall Transaction not being approved.

   A special meeting of limited partners of the Partnership to vote on the Whitehall Transaction was held yesterday, February 2, 2000. Following the special meeting, McNeil Partners issued a press release indicating that the limited partners had approved the Whitehall Transaction.

   Bond Purchase's offer would have expired on February 11, 2000. Bond Purchase will be promptly returning to the tendering limited partners all units that were tendered pursuant to the offer.



Contact:          Bond Purchase, L.L.C.
                  1000 Main, Suite 2100
                  Kansas City, Missouri 64105
                  (816) 421-4670: phone
                  (816) 221-1829: fax


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